SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE FISCAL COUNSEL MEETING

HELD ON APRIL 28, 2021

I. Date, Time and Place: April 28, 2021, at 6:30pm, at Gol Linhas Aéreas Inteligentes S.A. (“Company”), exclusively digital, considered as Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, Zip Code 04626-020, in the city and state of São Paulo.

II. Calling and Attendance: Waived given the attendance of all members of the Fiscal Counsel: Renato Chiodaro, Marcelo Amaral Moraes and Marcela de Paiva Bomfim Teixeira.

III. Presiding Board: Mr. Renato Chiodaro was the chairman of the meeting, and invited Ms. Ana Beatriz M. P. de Almeida Lobo to act as secretary of the meeting.

IV. Agenda: Analyze and appreciate the Management's proposal consisting of an increase in the Company' share capital, within the limit of the authorized capital, within the scope of the private offering, as approved by the Board of Directors at a meeting held on April 28, 2021.

V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matters hereof, the members of the Fiscal Counsel opined in favor of Management's proposal consisting of an increase in the Company' share capital, as approved by the Board of Directors at a meeting held on April 28, 2021, though the issue, for private subscription in the amount of up to R$ 511,813,108,55.

VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Renato Chiodaro, as chairman; Ana Beatriz M. P. de Almeida Lobo, as secretary. Members of the Board of the Fiscal Counsel: Renato Chiodaro, Marcelo Amaral Moraes and Marcela de Paiva Bomfim Teixeira.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 28, 2021.

Constantino de Oliveira Junior	Ana Beatriz M. P. de Almeida Lobo
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer